Exhibit 99.1

KBS Fashion Group Limited Announces Financial Results for the Second Quarter and First Half of 2017

SHISHI, China, Dec. 19, 2017 /PRNewswire/ — KBS Fashion Group Limited (“KBS” or the “Company”) (NASDAQ: KBSF), a leading fully-integrated casual menswear company in China, today announced its unaudited financial results for the second quarter and the first half of 2017.

Second Quarter of 2017 Financial Highlights

	For the Three Months Ended June 30,
($ millions, except per share data)	2017	2016	% Change
Revenues	4.07	7.91	-48.6%
Distribution network	3.47	6.83	-49.2%
Corporate stores	0.13	0.48	-72.2%
OEM	0.47	0.61	-23.2%
Gross profit	0.86	1.75	-50.6%
Gross margin	21.2%	22.1%	-0.9 pp
Operating income (loss)	-2.93	0.40	-840.6%
Operating (loss) margin	-72.1%	5.0%	-77.1 pp
GAAP net income (loss)	-2.24	0.08	-2959.9%
GAAP Earnings (loss) per share	-1.26	0.05	-2897.0%

●	Net revenues decreased by 48.6% to $4.07 million for the second quarter of 2017 from $7.91 million for the same period of last year. The decrease was related to the reduction of sales from the distribution network, corporate stores and OEM.
●	Gross profit decreased by 50.6% to $0.86 million for the second quarter of 2017 from $1.75 million for the same period of last year. Gross margin was 21.2% for the second quarter of 2017, compared to 22.1% for the same period of last year.
●	GAAP net loss was $2.24 million, or $1.262 per basic and diluted share, for the second quarter of 2017, compared to net income of $0.08 million, or $0.045 per basic and diluted share, for the same period of last year.
●	Non-GAAP net loss, which excludes the provision of the change in fair value of warrants, was $2.24 million, or $1.26 per basic and diluted share, for the second quarter of 2017, compared to non-GAA net income of $0.07 million, or $0.043 per basic and diluted share, for the same period of last year.

Mr. Xiaowen Zheng, Chief Executive Officer of the Company commented, “The garment industry continued to face significant headwinds with slowdown of demand and industry-wide inventory build-up this year, leading to continued decline of our business in the second quarter. While we are disappointed with the second quarter results, we are exploring alternatives to reposition the KBS brands and believe that the Company has the solid fundamentals to come out stronger from the downturn.”

1

Second Quarter of 2017 Financial Results

Revenues

Total revenues decreased by $3.84 million, or 48.6%, to $4.07 million for the second quarter of 2017 from $7.91 million for the same period of last year. The decrease was related to decreased sales from distribution network, corporate stores and OEM.

	For the Three Months Ended June 30,
	2017			2016
($ millions)	Revenues	Gross Profit	Gross Margin	Revenues	Gross Profit	Gross Margin
Distribution network	3.47	0.66	19.1%	6.83	1.37	20.0%
Corporate stores	0.13	0.06	47.7%	0.48	0.16	34.3%
OEM	0.47	0.14	29.5%	0.61	0.22	35.9%
Total	4.07	0.86	21.2%	7.91	1.75	22.1%

Revenues from the Company’s distribution network decreased by $3.36 million, or 49.2%, to $3.47 million for the second quarter of 2017 from $6.83 million for the same period of last year. Distribution network contributed 85.3% of total revenues for the second quarter of 2017, compared to 86.3% for the same period of last year. The Company’s distributor network consisted of 24 distributors in 12 provinces during the second quarter of 2017, compared to 30 distributors in 15 provinces during the same period of last year. Most of these distributors, either directly or through their sub-distributors, operate KBS-branded stores. Some wholesale distributors sold the products to multi-branded stores and online stores. As of June 30, 2017, the Company operated 49 branded franchise stores, primarily in second and third tier cities. KBS products distributed to the fourth and fifth tier cities are primarily sold in multi-branded department stores and online shops. As a comparison, the Company operated 60 branded franchise stores as of June 30, 2016.

The following table lists by region the number of retail stores operated by distributors and sub-distributors as of June 30, 2017:

Location	As of June 30, 2017
Fujian	8
Guangdong	2
Guangxi	6
Jiangsu	4
Anhui	1
Zhejiang	2
Chongqing	5
Inner Mongolia	1
Tianjin	3
Hebei	5
Heilongjiang	5
Sichuan	7
Total	49

2

Revenues from corporate stores sales decreased by $0.35 million, or 72.2%, to $0.13 million for the second quarter of 2017 from $0.48 million for the same period of last year. Corporate stores accounted for 3.3% of total revenues for the second quarter of 2017, compared to 6.1% for the same period of last year. The decrease in corporate stores sales was due to the closure of more corporate stores. As of June 30, 2017, the Company operated 1 corporate store, compared to 2 corporate stores as of June 30, 2016.

Revenues from OEM sales decreased by $0.14 million, or 23.2%, to $0.47 million for the second quarter of 2017 from $0.61 million for the same period of last year. OEM accounted for 11.5% of total revenues for the second quarter of 2017, compared to 7.7% for the same period of last year. The OEM segment is comprised of products that are designed by the customers and manufactured by the Company. The decrease in revenues from OEM sales was primarily due to competitive pressure.

Cost of Sales and Gross Profit

Total cost of sales decreased by $2.96 million, 48.0%, to $3.21 million for the second quarter of 2017 from $6.17 million for the same period of last year.

Total gross profit decreased by $0.89 million, or 50.6%, to $0.86 million for the second quarter of 2017 from $1.75 million for the same period of last year. Gross profits for distribution network, corporate stores and OEM were $0.66 million, $0.06 million, and $0.14 million, respectively, for the second quarter of 2017, compared to $1.37 million, $0.16 million, and $0.22 million, respectively, for the same period of last year.

Overall gross margin was 21.2% for the second quarter of 2017, compared to 22.1% for the same period of last year. On a segment basis, gross margins for distribution network, corporate stores and OEM were 19.1%, 47.7%, and 29.5%, respectively, for the second quarter of 2017, compared to 20.0%, 34.3%, and 35.9%, respectively, for the same period of last year. The decrease in gross margin for distribution network was due to decreases in average selling prices per unit to our distributors while the increase in gross margin for corporate stores was primarily due to the reduction of promotions made by our corporate store.

Operating Expenses and Operating Income (Loss)

Distribution and selling expenses decreased by $0.18 million, or 19.5%, to $0.76 million for the second quarter of 2017 from $0.95 million for the same period of last year. The decrease in distribution and selling expenses was mainly due to i) the reduction in the expenses attributable to corporate stores, including staff salary, rental expense and other corporate stores expense; ii) the decrease on subsidy to our distributors.

3

Administrative expenses decreased by $0.30 million, or 23.0%, to $1.01 million for the second quarter of 2017 from $1.31 million for same period of last year. The decrease in administrative expenses was mainly due to the reduction of design expenses.

Other operating expenses, including other income and other gains and loss, totaled $2.02 million for the second quarter of 2017, compared to negative $0.91 million for the same period of last year. Total operating expense increased by $2.44 million, or 180.7%, to $3.80 million for the second quarter of 2017 from $1.35 million for the same period of last year. The increase was mainly due to the implementation of new accounting policy on account receivable this year as we made certain percentage of bad debt provision on some long age account receivables as of June 30,2017.

Total loss from operations was $2.93 million for the second quarter of 2017, compared to operating income of $0.40 million for the same period of last year. Operating loss margin was 72.1% for the second quarter of 2017, compared to operating profit margin of 5.0% for the same period of last year.

Income (Loss) before Income Taxes

Loss before income taxes was $2.96 million for the second quarter of 2017, compared to income before taxes of $0.38 million for the same period of last year.

Income tax benefit was $0.72 million for the second quarter of 2017, compared to income tax expense of $0.30 million for the same period of last year.

Net Income (Loss) and Earning s(Loss) per Share

GAAP net loss was $2.24 million, or $1.262 per basic and diluted share, for the second quarter of 2017, compared to GAAP net income of $0.08 million, or $0.045 per basic and diluted share, for the same period of last year.

Non-GAAP net loss, which excluded the provision of the change in fair value of warrants, was $2.24 million, or $1.262 per basic and diluted share, for the second quarter of 2017, compared to non-GAAP net income of $0.07 million, or $0.043 per basic and diluted share, for the same period of last year.

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures. A reconciliation of these non-GAAP measures to their nearest comparable GAAP measures is included below. Management believes the use of non-GAAP measures is an additional useful method of evaluating our financial condition and results of operations. The non-GAAP financial measures disclosed should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the expected results calculated in accordance with GAAP and reconciliations to those expected results should be carefully evaluated. The non-GAAP financial measures we use may be calculated differently from, and therefore may not be comparable to similarly titled measures used by other companies.

4

Management uses this information to measure performance over time on a consistent basis and to identify trends related to the Company’s financial condition and results of operations. Management believes that these non-GAAP measures provide investors with information regarding the underlying performance of the company’s core business operating results.

	For the Three Months Ended June 30,
	2017		2016
	USD	EPS	USD	EPS
GAAP net income	$(2,235,493)	$(1.262)	$78,166	$0.045
Change in fair value of warrants	-	$-	$3,409	$0.002
Non-GAAP net income	$(2,235,493)	$(1.262)	$74,757	$0.043

First Half of 2017 Financial Results

	For the Six Months Ended June 30,
($ millions, except per share data)	2017	2016	% Change
Revenues	9.58	16.91	-43.3%
Distribution network	8.33	14.72	-43.4%
Corporate stores	0.35	0.98	-64.6%
OEM	0.90	1.21	-25.7%
Gross profit	2.08	4.11	-49.5%
Gross margin	21.7%	24.3%	-2.6 pp
Operating income (loss)	-5.17	1.06	-589.0%
Operating (loss) margin	-53.9%	6.2%	-60.2 pp
GAAP net income (loss)	-3.97	0.51	-877.4%
GAAP Earnings (loss) per share	-2.24	0.29	-860.3%

Revenues

Total revenues decreased by $7.33 million, or 43.3%, to $9.58 million for the first half of 2017 from $16.91 million for the same period of last year. The decrease was related to decreased sales from distribution network, corporate stores and OEM.

	For the Six Months Ended June 30,
	2017			2016
($ millions)	Revenues	Gross Profit	Gross Margin	Revenues	Gross Profit	Gross Margin
Distribution network	8.33	1.63	19.5%	14.72	3.26	22.2%
Corporate stores	0.35	0.18	52.4%	0.98	0.39	40.2%
OEM	0.90	0.27	29.5%	1.21	0.45	37.4%
Total	9.58	2.08	21.7%	16.91	4.11	24.3%

5

Revenues from the Company’s distribution network decreased by $6.39 million, or 43.4%, to $8.33 million for the first half of 2017 from $14.72 million for the same period of last year. Distribution network contributed 87.0% of total revenues for the first half of 2017, compared to 87.1% for the same period of last year. The decrease in revenues from distribution network was due to the loss of the some of our distributors and the closure of some of branded franchise stores operated by our distributors this year.

Revenues from corporate stores sales decreased by $0.63 million, or 64.6%, to $0.35 million for the first half of 2017 from $0.98 million for the same period of last year. Corporate stores accounted for 3.6% of total revenues for the first half of 2017, compared to 5.8% for the same period of last year. The decrease in corporate stores sales was due to the closure of more corporate stores in 2017.

Revenues from OEM sales decreased by $0.31 million, or 25.7%, to $0.90 million for the first half of 2017 from $1.21 million for the same period of last year. OEM accounted for 9.4% of total revenues for the first half of 2017, compared to 7.7% for the same period of last year. The OEM segment is comprised of products that are designed by the customers and manufactured by the Company. The decrease in revenues from OEM sales was primarily due to competitive pressure.

Cost of Sales and Gross Profit

As a result of the reduction of our sales, total cost of sales decreased by $5.30 million, 41.4%, to $7.50 million for the first half of 2017 from $12.80 million for the same period of last year.

Total gross profit decreased by $2.03 million, or 49.5%, to $2.08 million for the first half of 2017 from $4.11 million for the same period of last year. Gross profits for distribution network, corporate stores and OEM were $1.63 million, $0.18 million, and $0.27 million, respectively, for the first half of 2017, compared to $3.26 million, $0.39 million, and $0.45 million, respectively, for the same period of last year.

Overall gross margin was 21.7% for the first half of 2017, compared to 24.3% for the same period of last year. On a segment basis, gross margins for distribution network, corporate stores and OEM were 19.5%, 52.4%, and 29.5%, respectively, for the first half of 2017, compared to 22.2%, 40.2%, and 37.4%, respectively, for the same period of last year. The decrease in gross margin for distribution network was due to the decreases in average selling prices per unit to our distributors while the increase in gross margin for corporate stores was primarily due to the reduction of promotions made by our corporate stores.

Operating Expenses and Operating Income (Loss)

Distribution and selling expenses decreased by $0.29 million, or 15.1%, to $1.63 million for the first half of 2017 from $1.92 million for the same period of last year. The decrease in distribution and selling expenses was mainly due to i) the reduction in the expenses attributable to corporate stores, including staff salary, rental expense and other corporate stores expense; ii) the decrease on subsidy to our distributors.

6

Administrative expenses decreased by $0.01 million, or 0.6%, to $2.17 million for the first half of 2017 from $2.18 million for same period of last year.

Other operating expenses, including other income and other gains and loss, totaled $3.44 million for the first half of 2017, compared to negative $1.05 million for the same period of last year. Total operating expense increased by $4.19 million, or 137.3%, to $7.24 million for the first half of 2017 from $3.05 million for the same period of last year. The increase was mainly due to the implementation of new accounting policy on account receivable this year as we made certain percentage of bad debt provision on some long age account receivables as of June 30, 2017.

Total loss from operations was $5.17 million for the first half of 2017, compared to operating income of $1.06 million for the same period of last year. Operating loss margin was 53.9% for the first half of 2017, compared to operating profit margin of 6.2% for the same period of last year.

Income (Loss) before Income Taxes

Loss before income taxes was $5.21 million for the first half of 2017, compared to income before taxes of $1.04 million for the same period of last year.

Income tax benefit was $1.24 million for the first half of 2017, compared to income tax expense of $0.53 million for the same period of last year.

Net Income (Loss) and Earning s(Loss) per Share

GAAP net loss was $3.97 million, or $2.241 per basic and diluted share, for the first half of 2017, compared to GAAP net income of $0.51 million, or $0.295 per basic and diluted share, for the same period of last year.

Non-GAAP net loss, which excluded the provision of the change in fair value of warrants, was $3.97 million, or $2.241 per basic and diluted share, for the first half of 2017, compared to non-GAAP net income of $0.51 million, or $0.293 per basic and diluted share, for the same period of last year.

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures. A reconciliation of these non-GAAP measures to their nearest comparable GAAP measures is included below. Management believes the use of non-GAAP measures is an additional useful method of evaluating our financial condition and results of operations. The non-GAAP financial measures disclosed should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the expected results calculated in accordance with GAAP and reconciliations to those expected results should be carefully evaluated. The non-GAAP financial measures we use may be calculated differently from, and therefore may not be comparable to similarly titled measures used by other companies.

7

Management uses this information to measure performance over time on a consistent basis and to identify trends related to the Company’s financial condition and results of operations. Management believes that these non-GAAP measures provide investors with information regarding the underlying performance of the company’s core business operating results.

	For the Six Months Ended June 30,
	2017		2016
	USD	EPS	USD	EPS
GAAP net income	$(3,969,079)	$(2.241)	$510,553	$0.295
Change in fair value of warrants	-	$-	3,409	$0.002
Non-GAAP net income	$(3,969,079)	$(2.241)	$507,144	$0.293

Financial Conditions

As of June 30, 2017, the Company had cash and cash equivalents of $23.33 million, working capital of $44.64 million and stockholders’ equity of $80.69 million, compared to $24.58 million, $48.65 million, and $83.40 million, respectively, at December 31, 2016.

Net cash used in operating activities was $1.91 million for the six months ended June 30, 2017, compared to net cash provided by operating activities of $3.23 million for the same period of last year. Net cash provided by investing activities was $0.04 million for the six months ended June 30, 2017, compared to net cash used in investing activities of $0.07 million for the same period of last year. Net cash provided by financing activities was $0.05 million for the six months ended June 30, 2017, compared to $1.58 million for the same period of last year.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 49 KBS branded stores (as of June 30, 2017) and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Lixia Tu
Chief Financial Officer
T: +86 158-5972-2469
E: lingsantu@hotmail.com

Tony Tian, CFA
Weitian Group LLC
T: +1 732-910-9692
E: tony.tian@weitian-ir.com

8

KBS Fashion Group Limited

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME(LOSS)

(Stated in US dollars)

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
	USD	USD	USD	USD

Revenue	4,069,815	7,914,299	9,579,568	16,909,670
Cost of sales	(3,206,800)	(6,165,681)	(7,503,626)	(12,802,096)
Gross profit	863,016	1,748,618	2,075,942	4,107,574
GP ratio	22%	22%	22%	24%

Other income	361,160	22,858	403,462	168,010
Other gains and losses	(2,384,432)	884,226	(3,846,439)	882,883
Distribution and selling expenses	(763,040)	(947,766)	(1,629,197)	(1,918,295)
Administrative expenses	(1,010,216)	(1,311,825)	(2,169,787)	(2,183,832)
Operating profit	(2,933,512)	396,112	(5,166,018)	1,056,340

Finance costs	(23,361)	(23,260)	(47,342)	(23,326)
Change in fair value of warrant liabilities	-	3,409	-	3,409
Profit before tax	(2,956,872)	376,260	(5,213,360)	1,036,423

Income tax expense	721,379	(298,094)	1,244,281	(525,870)
Profit for the year	(2,235,493)	78,166	(3,969,079)	510,553

Other comprehensive income
-Currency translation differences	2,039,888	(2,683,709)	1,257,618	(2,175,404)
Total comprehensive income	(195,605)	(2,605,543)	(2,711,461)	(1,664,851)

Attributable to:
Owner of the Company	(195,605)	(2,605,543)	(2,711,461)	(1,664,851)
Minority interests	-	-	-	-

Outstanding shares	1,771,132	1,732,168	1,771,132	1,732,168

Profit per share - basic and diluted	(1.2622)	0.0451	(2.24)	0.29

NON-GAAP Profit per share-basic and diluted	(1.2622)	0.0432	(2.24)	0.29

9

KBS Fashion Group Limited

Unaudited Consolidated Statements of Financial Position

(Stated in US dollars)

	2017/06/30	2016/12/31
Current assets
Cash and cash equivalents	23,332,257	24,576,341
Trade and other receivables	23,135,529	23,483,465
Other receivables and prepayments	1,281,077	5,364,120
Related parties receivables	-	-
Inventories	3,482,514	2,450,866
Subsidies prepaid to distributors	-	389,996
Prepayments and premiums under operating leases	87,043	79,035
Prepaid lease payments	-	-
Total current assets	51,318,421	56,343,823

Non-current assets
Prepayments and premiums under operating leases	2,511,146	2,491,647
Prepayment for construction of new plant	-	-
Prepayment for acquisition of land use right	-	-
Construction in progress	-	-
Property, plant and equipment	26,656,087	26,758,749
Prepaid lease payments	632,773	624,894
Deferred tax asset	6,256,897	4,879,652
Total non-current assets	36,056,903	34,754,942

Total assets	87,375,324	91,098,765

Current liabilities
Short-term loans	1,549,953	1,513,623
Trade and other payables	3,418,027	4,774,628
Related parties payables	761,837	1,150,129
Income tax payable	952,465	258,259
Total current liabilities	6,682,282	7,696,639

Warrant liabilities	-	-

Total liabilities	6,682,282	7,696,639

Equity
Common stock	177	177
Additional paid-in capital	6,056,241	6,056,241
Capital reserve	184,272	184,272
Surplus reserve	6,084,836	6,084,836
Retained earnings	74,995,705	78,962,407
Foreign currency translation reserve	(6,628,188)	(7,885,806)
Total equity	80,693,042	83,402,126

Total liabilities and equity	87,375,324	91,098,765

10

KBS Fashion Group Limited

Unaudited Consolidated Statements of Cash Flow

For the Six Months ended June 30, 2017 and 2016

	2017	2016
	USD	USD
Operating activities
Profit before tax	(3,969,079)	510,553
Adjustments for:
adjust statutory reserve for year 2013
Finance costs	(47,342)	23,326
change in fair value of warrant liabilities	-	(3,409)
Interest income	(42,538)	(42,379)
Bad debt allowance	(3,831,436)	-
Depreciation of property, plant and equipment	740,257	1,002,309
Amortisation of prepaid lease payments	7,030	8,142
Amortisation of subsidies prepaid to distributors	432,787	516,232
Amortisation of prepayments and premiums under operating leases	51,761	77,548
Provision (Reversal) of inventory obsolescence	(2,045)	(449)
Loss (gain) on disposal of property, plant and equipment	(2,463)	1,752

Operating cash flows before movements in working capital	(6,663,068)	2,093,625

(Increase) / Decrease in trade and other receivables	4,731,162	3,969,567
(Increase) / Decrease in prepayments and deferred expenses	4,102,502	(363,913)
Subsidies prepaid to distributors	-	(516,232)
(Increase) / Decrease in related parties receivables	-	-
(Increase) / Decrease in inventories	(958,547)	(236,497)
Increase / (Decrease) in trade and other payables	57,122	(1,075,709)
Increase / (Decrease) in related parties payables	(1,126,397)	198,579
Cash generated from operations	142,774	4,069,420
Deferred income tax	(1,244,281)	260,058
Income taxes paid	(805,076)	(1,098,083)
Net cash from operating activities	(1,906,583)	3,231,395

Investing activities
Interest received	42,538	42,379
Prepayments and premiums paid under operating leases	-	-
withdraw the prepayments and premiums paid under operating leases	-	-
Subsidies prepaid to distributors	-	-
Prepayment for construction of new plant	-	-
Prepayment for acquisition of land use right	-	-
Purchase of property, plant and equipment and construction in process	(2,230)	(114,528)
Prepayment on prepaid lease payments	-	-
Proceeds on disposal of property, plant and equipment	-	-
Net cash used in investing activities	40,308	(72,149)

Financing activities
Waiver of payable to Bay Peak	-	-
Interest paid	47,342	(23,326)
New bank loans raised	-	1,606,033
Repayment of borrowings	-	-
Reverse acquisition	-	-
Net cash used in financing activities	47,342	1,582,707

Net increase in cash and cash equivalent	(1,818,932)	4,741,953
Effects of currency translation	574,848	(96,482)

Cash and cash equivalents at beginning of year	24,576,341	21,214,080

Cash and cash equivalents at end of year	23,332,257	25,859,551

11